


RECEIVED
OCT 31 P 3:27

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

27 October 2006


06017986

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

SUPPL

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dlw 11/1



Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 28 September 2006 and 26 October 2006 (inclusive)

- Section 198 applications (announcements regarding notifiable interests in the Company)
- Notice of Q3 results
- Block listing application
- Block listing six monthly return
- Third quarter and nine month results to 1 October 2006

2. Documents filed with Registrar of Companies for Scotland

None during the period

3. Documents submitted to the Financial Services Authority

- Block listing application for 1,636,410 ordinary shares of 0.1 pence each relating to the 2003 Wolfson Microelectronics plc All Employee Share Scheme
- Block listing six monthly return

Regulatory Announcement

Go to market news section


RECEIVED
Free annual report
wolfson
microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	17:52 24-Oct-06
Number	9831K

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
24th October 2006

Section 198 Notification

The Company was notified on 24th October 2006 by Credit Suisse Securities (Europe) Limited ("CSSEL") pursuant to section 198 of the Companies Act 1985 ("the Act") that, on 20th October 2006, the Credit Suisse ("CS") companies listed below (together the "CS companies") held the following interests in the issued share capital of the Company:

1. CSSEL held an interest in 3,764,999 shares. CSSEL held an interest in 36,940 of these shares under section 208(5) of the Act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

2. Credit Suisse International ("CSi") held 7,471 shares.

The CS companies now hold a total interest in 3,772,470 shares representing 3.23% of the issued share capital of the Company.

Those Credit Suisse companies which are direct or indirect holdings companies of CSSEL and CSi are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSSEL and CSi are interested.

END

Close

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	17:12 23-Oct-06
Number	9081K


wolfson
microelectronics

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
23 October 2006

Section 198 Notification

The Company was notified on 23 October 2006 by Fidelity Investments on behalf of FMR Corp. ('FMR') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ('FMRCO') and on behalf of Fidelity International Limited ('FIL') and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ('FISL') and Fidelity Pension Management ('FPM'), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 4,740,381 ordinary shares in the Company ('Shares'), representing 4.06% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL.

The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Northern Trust London	FPM	144,500
JP Morgan, Bournemouth	FPM	99,800
State Str Bk and Tr Co Ldn	FPM	37,100
Brown Bros Harriman and Co	FMRCO	1,334,300
JPMorgan Chase Bank	FMRCO	1,435,300
State Street Bank and Tr Co	FMRCO	50,000
JP Morgan, Bournemouth	FISL	1,259,257
Brown Bros Harrimn Ltd Lux	FIL	307,724
JP Morgan, Bournemouth	FIL	72,400
Total Ordinary Shares		**4,740,381**

END

Close

Regulatory Announcement

Go to market news section



RECEIVED



Free annual report





wolfson

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	3rd Quarter Results
Released	07:00 20-Oct-06
Number	7741K

RNS Number:7741K
Wolfson Microelectronics PLC
20 October 2006

20 October 2006

WOLFSON MICROELECTRONICS plc

Third quarter and nine month results to 1 October 2006

Wolfson Microelectronics plc (Wolfson or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces its financial results for the third quarter and nine months to 1 October 2006.

Third quarter 2006 highlights:

- Revenues increased by 40% to $58m (Q3 2005: $41.5m)
- Gross margin rose to 52.0% from 51.6% in second quarter
- Profit before tax and non-recurring charge up 43% sequentially to $16.5m (Q2 2006: $11.5m) and up 48% year on year (Q3 2005: $11.1m)
- Profit before tax including non-recurring charge amounted to $10.7m
- Fully diluted earnings per share excluding non-recurring charge was 9.86 cents (Q3 2005: 7.10 cents) (Q3 2006 including non-recurring charge: 6.48 cents)
- Portable segment revenues increased 66% to $43.5m (Q3 2005: $26.2m) driven by multimedia handsets, satellite navigation, MP3 players and digital cameras
- Continued strong sales into multimedia handsets with revenues up 79% year-on-year and 26% sequentially

Nine Months 2006 highlights:

- Revenues increased by 44% to $151.5m (9 mths 2005: $105.2m)
- Gross margin rose to 51.5% (9 mths 2005: 50.2%)
- Profit before tax and non-recurring charge up 90% to $38.5m (9 mths 2005: $20.3m)
- Profit before tax including non-recurring charge amounted to $32.7m
- Fully diluted earnings per share before non-recurring charge rose 80% to 23.32 cents (9 mths 2005: 12.94 cents) (9 mths 2006 including non-recurring charge: 19.93 cents)
- Portable segment revenues rose by 76% to $109.4m (9 mths 2005: $62.2m)
- Strong momentum of growth in multimedia handset revenues representing 20% of overall revenues (9 mths 2005: 12%)

Commenting on the results David Milne, Chief Executive Officer of Wolfson, said: "We are pleased with the quarter's performance with solid growth in key markets such as mobile handsets and satellite navigation systems providing increased profits and strong cash flow. Design win momentum remains strong across all

segments providing a good base for growth next year.

"The market is however becoming more conservative in forecasting and managing inventory levels as evidenced by a shortening of customer order cycles. In common with other semiconductor companies, Wolfson has also noted a build-up of inventory in consumer electronics products. As a result, the Company's order backlog is not reflecting the expected Q4 seasonal increase. Given these factors, the Company expects to report Q4 revenues to be in the range of $52m - $57m making the full year 2006 revenues in the range of $204m - $209m, a growth of 22% - 25% year-on-year."

Enquiries:

Wolfson Microelectronics
David Milne, Chief Executive 0207 929 8989 on the day and thereafter
George Elliott, Finance Director 0131 272 7000

Corfin Communications
Harry Chathli, Neil Thapar 0207 929 8989

David Milne, CEO and George Elliott, Finance Director, will be hosting a conference call to analysts at 0830. UK Dial-in +44 (0)20 7070 5412; US Dial-in +1866 43 27 186. The conference call can also be heard LIVE from 0830 (UK time) via www.wolfsonmicro.com/investor or www.streetevents.com

Replay of conference call available from 1030 (UK time): on +44 (0)20 8196 1998 or +1866 583 1035 Access Pin 606587#.

Overview

Wolfson is pleased to report strong third quarter and nine month results as the Company's products continue to be incorporated into a wide variety of portable and mains-powered digital consumer electronic products.

Revenues in the third quarter increased by 40% to $58.0m compared with the corresponding period last year (Q3 2005: $41.5m) and by 22% sequentially over the previous quarter (Q2 2006: $47.7m). Gross margin improved to 52.0% in the third quarter, compared to 51.6% in the second quarter.

In the third quarter, profit before tax excluding non-recurring charge, discussed below, rose by 48% to $16.5m (Q3 2005: $11.1m) and by 43% sequentially (Q2 2006: $11.5m).

In the nine months, revenues increased by 44% to $151.5m (9 mths 2005: $105.2m). Pre-tax profits excluding the non-recurring charge rose by 90% to $38.5m compared to the same period last year (9 mths 2005: $20.3m).

Third Quarter Results Summary (excluding non-recurring charge)

	Q3 2006 $000	Q2 2006 $000	Q3 2005 $000
Revenue	57,972	47,678	41,471
Gross profit	30,127	24,624	21,830
Distribution and selling costs	(5,076)	(4,523)	(3,885)
Research and Development expenses	(7,284)	(7,254)	(4,909)
Administrative expenses	(2,222)	(1,983)	(2,134)
Operating profit	15,545	10,864	10,902
Net financing income	930	636	234
Profit before tax	16,475	11,500	11,136
Income tax expense	(4,704)	(3,182)	(2,848)

Profit for the period	11,771	8,318	8,288

Nine Months Results Summary (excluding non-recurring charge)

	9 months 2006 $000	9 months 2005 $000
Revenue	151,548	105,221
Gross profit	78,007	52,797
Distribution and selling costs	(14,069)	(10,964)
Research and Development expenses	(20,954)	(15,137)
Administrative expenses	(6,832)	(6,688)
Operating profit	36,152	20,008
Net financing income	2,354	278
Profit before tax	38,506	20,286
Income tax expense	(10,716)	(5,274)
Profit for the period	27,790	15,012

Non-Recurring Charge

During the quarter it was established that share options granted to a number of employees which vested in August 2006 under the Company's Enterprise Management Incentive Scheme were non-qualifying for tax purposes. A non-recurring charge of $5.8m ($4.0m after related corporation tax credit), of which $5.3m has already been paid, has been provided in Q3 2006 to compensate employees and disclosed as a non-recurring charge in the consolidated income statement.

Operational Review

Portable

The portable segment continued to be the principal driver of growth, accounting for approximately 75% of overall revenues in Q3 2006. Revenues in this segment increased to $43.5m in the quarter, up 66% year-on-year (Q3 2005: $26.2m) and 29% sequentially (Q2 2006: $33.7m). The key growth drivers were multimedia handsets and portable media players.

Sales into the multimedia handset market rose by 79% year-on-year and 26% sequentially as the Company continued to expand its market share. During the quarter, Wolfson's products were incorporated into approximately 8 million handsets globally representing approximately 3% of the total market, up from a 2% share a year ago. The mobile handset market remains the second largest contributor to overall revenues at 20%.

Wolfson maintained its leading position in the MP3 market with third quarter sales increasing by 54% year-on-year and 25% sequentially.

The Company also achieved further market share gains in the digital camera and satellite navigation markets. Wolfson's high quality audio chips are now featured in the top-selling portable navigation devices sold worldwide.

Consumer Audio

The consumer audio segment, where Wolfson's semiconductors are typically used in mains-powered electronics goods, saw a significant improvement in the third quarter reflecting strong growth into flat panel televisions, games consoles, digital set-top boxes and personal video recorders.

Third quarter revenues from this business segment rose by 19% to $9.3m (Q3 2005: $7.8m) and 20% sequentially from the previous quarter (Q2 2006: $7.8m). As

expected, sales into the commodity DVD and personal computer markets declined.

The automotive sector, where Wolfson currently focuses on the after-sales market for high-end audio applications, continued to gain traction with a more than five-fold increase in sales year on year. Although this sector currently makes a small contribution to overall revenues, it remains a key growth opportunity for the long term.

Imaging

Imaging products, which are incorporated into a wide range of multifunction peripherals ("MFPs"), performed in line with expectations, with revenues of $5.2m (Q3 2005: $7.5m). The decrease was due in part to lower volumes at two customers and slight erosion in average selling prices.

Financial review

Third Quarter ended 1 October 2006

Revenue for Q3 2006 increased to $58.0m representing 22% sequential growth (Q2 2006: $47.7m) and 40% growth year-on-year (Q3 2005: $41.5m).

Gross profit for Q3 2006 was $30.1m compared to $21.8m in Q3 2005. Gross margin in Q3 2006 was 52.0% up 40 basis points sequentially from the previous quarter (Q2 2006: 51.6%).

Research and development expenditure before the non-recurring charge was $7.3m in Q3 2006, unchanged from the previous quarter and up 48% year-on-year (Q3 2005: $4.9m). Research and development expenditure before the non-recurring charge represented 12.6% of revenue in Q3 2006, compared to 15.2% sequentially and 11.8% year-on-year.

Distribution and selling expenses before the non-recurring charge in Q3 2006 amounted to $5.1m, up 12% from the previous quarter (Q2 2006: $4.5m) and 31% higher year-on-year (Q3 2005: $3.9m). This increase was due mainly to investment in additional sales staff and application engineers in the regional sales offices.

Administrative expenses before the non-recurring charge in Q3 2006 were $2.2m or 3.8% of revenue, compared to $2.0m or 4.2% of revenue in Q2 2006 and $2.1m or 5.1% in Q3 2005.

Share based payment charges calculated in accordance with IFRS 2 amounted to $0.9m in Q3 2006, $0.2m less than the previous quarter (Q2 2006: $1.1m) and $0.4m higher year-on-year (Q3 2005: $0.5m).

Operating profit before the non-recurring charge for Q3 2006 was $15.5m, up 43% both sequentially (Q2 2006: $10.9m) and year-on-year (Q3 2005: $10.9m). Operating margin before non-recurring charge in Q3 2006 was 26.8% compared to 22.8% in Q2 2006 and 26.3% in Q3 2005. The sequential increase in the operating margin was due mainly to the growth in revenues more than offsetting the increase in operating costs.

Nine months ended 1 October 2006

Revenue for the nine months to 1 October 2006 grew by 44% to $151.5m compared to $105.2m for the corresponding period in 2005. This was due mainly to growth in the portable segment.

Gross profit for the period was $78.0m, up 48% from $52.8m year on year. The gross margin in the nine month period was 51.5% compared to 50.2% for the same period last year. The year-on-year increase in the gross margin was attributable

mainly to the growing contribution from the portable segment, cost reductions and operating efficiencies.

Research and development expenses before the non-recurring charge were $21.0m compared to $15.1m for the same period in 2005, which represented an increase of 38% year-on-year. Research and development expenditure before non-recurring charge as a percentage of revenue in the period was 13.8% compared to 14.4% in the corresponding period in 2005.

Distribution and selling expenses before the non-recurring charge amounted to $14.1m or 9.3% of revenue compared to $11.0m or 10.4% of revenue for the corresponding period in 2005.

Administrative expenses before the non-recurring charge in the period were $6.8m or 4.5% of revenue, compared to $6.7m or 6.4% of revenue for the same period in 2005.

Operating profit before the non-recurring charge was $36.2m or 23.9% of revenue, compared to $20.0m or 19.0% of revenue for the same period in 2005. The 81% year-on-year increase in operating profit was due mainly to the growth in revenues more than offsetting the increase in operating costs.

It is anticipated that the total effective tax rate for 2006 will be approximately 27% principally reflecting the continuing availability of tax allowances on research and development expenditure. In addition, the amount of current tax payable continues to be reduced by tax relief in respect of gains arising on the exercise of share options by employees.

Fully diluted earnings per share before the non-recurring charge amounted to 23.32 cents in the period compared to 12.94 cents for the same period in 2005.

Cashflow and Balance Sheet

Cash and short-term deposits after payment of the non-recurring charge amounted to $82.5m at 1 October 2006 compared to $76.7m at 2 July 2006 and $67.2m at 2 October 2005.

Net cash inflow from operating activities before the non-recurring charge was $8.3m in Q3 2006 compared to $7.6m in Q2 2006 and $9.0m in Q3 2005. In the nine months to 1 October 2006 net cash inflow from operating activities before non-recurring charge amounted to $23.8m compared to $26.7m for the same period in 2005. This reduction was due mainly to an increase in working capital, in particular investment in inventories which were in line with planned levels.

Cash outflow on capital expenditure in the nine month period to 1 October 2006 amounted to $5.5m compared to $1.4m for the same period in 2005. The majority of this expenditure was invested in test and related equipment.

The value of inventories held at 1 October 2006 was $27.8m or 91 days inventory compared to $24.7m or 98 days inventory at 2 July 2006 and $16.5m or 68 days inventory at 2 October 2005.

Trade and other receivables amounted to $36.8m or 43 days sales outstanding at 1 October 2006 compared to $28.9m or 42 days sales outstanding at 2 July 2006 and $25.3m or 43 days sales outstanding at 2 October 2005.

Trade and other payables at 1 October 2006 amounted to $23.6m or 70 days purchases compared to $17.3m at 2 July 2006 or 38 days purchases and $20.9m or 62 days purchases at 2 October 2005.

Outlook

Wolfson continues to benefit from solid demand for its products from leading global consumer electronics brands. Design win momentum remains strong across all segments, in particular for portable devices which will support growth in the future.

The market is however becoming more conservative in forecasting and managing inventory levels as evidenced by a shortening of customer order cycles. In common with other semiconductor companies, Wolfson has also noted a build-up of inventory in consumer electronics products. As a result, the Company's order backlog is not reflecting the expected Q4 seasonal increase.

Given these factors, the Company expects to report Q4 revenues to be in the range of $52m - $57m making the full year 2006 revenues in the range of $204m - $209m, a growth of 22% - 25% year-on-year. The gross margin is expected to remain at over 51% in the fourth quarter.

This document contains certain statements that are not historical facts, including statements about Wolfson's expectations and beliefs and statements with respect to its business plan, operations and financial performance and condition and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects" "anticipates", "estimates", "aims", "believes", "assumes", "should", and words of similar import, which are predictions of or indicate future events and future trends. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited, to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected.

Consolidated income statement

For the period ended 1 October 2006		Q3 2006 Period from 3 July 2006 to 1 October 2006			Q2 2006	Q3 2005
		Total	Non-recurring item (Note 2)	Before non -recurring item	Period fm 3 April 2006 to 2 July 2006	Period fm 1 July 2005 to 2 Oct 2005
	Notes	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		$'000	$'000	$'000	$'000	$'000
Revenue		57,972	-	57,972	47,678	41,471
Cost of sales		(27,845)	-	(27,845)	(23,054	(19,641)
Gross profit		30,127	-	30,127	24,624	21,830
Distribution and selling costs		(6,436)	(1,360)	(5,076)	(4,523)	(3,885)
Research and development expenses		(11,283)	(3,999)	(7,284)	(7,254)	(4,909)
Administrative expenses		(2,634)	(412)	(2,222)	(1,983)	(2,134)
Operating profit		9,774	(5,771)	15,545	10,864	10,902

	Notes					
Financial income		1,155	-	1,155	1,172	692
Financial expenses		(225)	-	(225)	(536)	(458)
Net financing income		930	-	930	636	234
Profit before tax		10,704	(5,771)	16,475	11,500	11,136
Income tax expense	3	(2,973)	1,731	(4,704)	(3,182)	(2,848)
Profit for the period		7,731	(4,040)	11,771	8,318	8,288
Basic earnings per share (cents)	4	6.71		10.22	7.30	7.46
Diluted earnings per share (cents)	4	6.48		9.86	6.98	7.10

Consolidated income statement (continued)
For the period ended
1 October 2006

		9 months 2006 Period from 1 January 2006 to 1 October 2006			9 months 2005	
		Total	Non-recurring item (Note 2)	Before non-recurring item	Period from 1 January 2005 to 2 October 2005	Year ended 31 December 2005
	Notes	(Unaudited) $'000	(Unaudited) $'000	(Unaudited) $'000	(Unaudited) $'000	(Audited) $'000
Revenue		151,548	-	151,548	105,221	166,558
Cost of sales		(73,541)	-	(73,541)	(52,424)	(83,012)
Gross profit		78,007	-	78,007	52,797	83,546
Distribution and selling costs		(15,429)	(1,360)	(14,069)	(10,964)	(15,277)
Research and development expenses		(24,953)	(3,999)	(20,954)	(15,137)	(21,467)
Administrative expenses		(7,244)	(412)	(6,832)	(6,688)	(8,834)
Operating profit		30,381	(5,771)	36,152	20,008	37,968
Financial income		3,478	-	3,478	1,725	2,557
Financial						

expenses		(1,124)	-	(1,124)	(1,447)	(1,840)
Net financing income		2,354	-	2,354	278	717
Profit before tax		32,735	(5,771)	38,506	20,286	38,685
Income tax expense	3	(8,985)	1,731	(10,716)	(5,274)	(9,651)
Profit for the period		23,750	(4,040)	27,790	15,012	29,034
Basic earnings per share (cents)	4	20.81		24.35	13.62	26.26
Diluted earnings per share (cents)	4	19.93		23.32	12.94	24.95

Consolidated statement of recognised income and expense
For the period ended 1 October 2006

	Q3 2006 Period from 3 July 2006 to 1 October 2006 (Unaudited) $'000	Q2 2006 Period from 3 April 2006 to 2 July 2006 (Unaudited) $'000	Q3 2005 Period from 1 July 2005 to 2 October 2005 (Unaudited) $'000
Actuarial (loss) / gain on net defined benefit obligations (net of tax)	(651)	368	627
Net (expense) / income recognised directly in equity	(651)	368	627
Profit for the period	7,731	8,318	8,288
Total recognised income and expense for the period	7,080	8,686	8,915

Consolidated statement of recognised income and expense
For the period ended 1 October 2006 cont...

	Nine months 2006	Nine months 2005

	Period from 1 January 2006 to 1 October 2006 (Unaudited) $'000	Period from 1 January 2005 to 2 October 2005 (Unaudited) $'000	Year ended 31 December 2005 (Audited) $'000
Actuarial (loss) / gain on net defined benefit obligations (net of tax)	681	(79)	(324)
Net (expense) / income recognised directly in equity	681	(79)	(324)
Profit for the period	23,750	15,012	29,034
Total recognised income and expense for the period	24,431	14,933	28,710

Consolidated balance sheet
As at 1 October 2006

	As at 1 October 2006 (Unaudited) $'000	As at 2 July 200 (Unaudited) $'000	As at 31 December 2005 (Audited) $'000	As at 2 October 2005 (Unaudited) $'000
Assets				
Property, plant and equipment	31,181	31,076	30,217	29,414
Intangible assets	1,178	624	732	642
Deferred tax assets	6,801	10,700	8,683	9,910
Total non-current assets	39,160	42,400	39,632	39,966
Inventories	27,782	24,693	15,924	16,484
Income tax receivable	-	-	1,288	-
Trade and other receivables	36,811	28,923	34,174	25,276
Short-term				

deposits	42,441	35,849	39,840	34,840
Cash and cash equivalents	40,038	40,839	41,135	32,379
Total current assets	147,072	130,304	132,361	108,979
Total assets	186,232	172,704	171,993	148,945
Equity				
Issued capital	195	190	187	185
Share premium account	55,363	51,847	50,538	50,071
Capital redemption reserve	497	497	497	497
Retained earnings	98,767	92,457	72,231	51,398
Total equity attributable to equity holders of the parent	154,822	144,991	123,453	102,151
Liabilities				
Interest-bearing loans and borrowings	-	-	14,933	14,933
Employee benefits	6,527	5,487	7,250	7,996
Total non-current liabilities	6,527	5,487	22,183	22,929
Interest-bearing loans and borrowings	-	-	880	880
Income tax payable	1,255	4,915	-	2,091
Trade and other payables	23,628	17,311	25,477	20,894
Total current liabilities	24,883	22,226	26,357	23,865
Total liabilities	31,410	27,713	48,540	46,794
Total equity and liabilities	186,232	172,704	171,993	148,945

Consolidated statement of cash flows
For the period ended 1 October 2006

	Q3 2006 Period from 3 July 2006 to 1 October 2006 (Unaudited) $'000	Q2 2006 Period from 3 April 2006 to 2 July 2006 (Unaudited) $'000	Q3 2005 Period from 1 July 2005 to 2 October 2005 (Unaudited) $'000

Cash flows from operating activities			
Profit for the period	7,731	8,318	8,288
Non-recurring charge after tax (note 2)	4,040	-	-
Profit for the period before non-recurring charge	11,771	8,318	8,288
Adjustments for:			
Depreciation and amortisation	1,675	1,658	1,307
Foreign exchange losses / (gains)	31	(185)	(74)
Net financing income	(930)	(636)	(234)
Equity-settled share-based payment expenses	863	1,069	540
Income tax expense	4,704	3,182	2,848
Operating profit before changes in working capital	18,114	13,406	12,675
(Increase) / decrease in inventories	(3,089)	1,321	(3,391)
Increase in trade and other receivables	(8,184)	(3,938)	(2,900)
Increase / (decrease) in trade and other payables	5,179	(3,285)	4,553
Increase / (decrease) in provisions and employee benefits	74	69	(17)
Cash generated from the operations	12,094	7,573	10,920
Income taxes (paid) / received	(3,833)	-	(1,911)
Net cash inflow from operating activities before non-recurring charge	8,261	7,573	9,009
Outflow related to non-recurring charge	(5,273)	-	-
Net cash inflow from operating activities	2,988	7,573	9,009

Consolidated statement of cash flows

For the period ended 1 October 2006	9mths 2006 Period from 1 January 2006 to 1 October 2006	9mths 2005 Period from 1 January 2005 to 2 October 2005	Year ended 31 December 2005
	(Unaudited) $'000	(Unaudited) $'000	(Audited) $'000
Cash flows from operating activities			
Profit for the period	23,750	15,012	29,034
Non-recurring charge after tax (note 2)	4,040	-	-

Profit for the period before non-recurring charge	27,790	15,012	29,034
Adjustments for:			
Depreciation and amortisation	4,841	3,791	5,147
Foreign exchange losses / (gains)	(167)	(862)	(1,222)
Net financing income	(2,354)	(278)	(717)
Equity-settled share-based payment expenses	2,531	1,762	2,395
Income tax expense	10,716	5,274	9,651
Operating profit before changes in working capital	43,357	24,699	44,288
(Increase) / decrease in inventories	(11,858)	1,480	2,040
Increase in trade and other receivables	(2,396)	(6,337)	(14,781)
Increase / (decrease) in trade and other payables	(2,893)	6,337	11,513
Increase / (decrease) in provisions and employee benefits	199	(201)	(1,313)
Cash generated from the operations	26,409	25,978	41,747
Income taxes (paid) / received	(2,656)	764	763
Net cash inflow from operating activities before non-recurring charge	23,753	26,742	42,510
Outflow related to non-recurring charge	(5,273)	-	-
Net cash inflow from operating activities	18,480	26,742	42,510

Consolidated statement of cash flows (continued)
For the period ended 1 October 2006

	Q3 2006 Period from 3 July 2006 to 1 October 2006 (Unaudited) $'000	Q2 2006 Period from 3 April 2006 to 2 July 2006 (Unaudited) $'000	Q3 2005 Period from 1 July 2005 to 2 October 2005 (Unaudited) $'000
Cash flows from investing activities			
Interest received	1,247	808	535
Acquisition of property, plant and equipment and intangible assets	(1,683)	(2,180)	(285)
Amounts (placed)/ withdrawn from short-term deposits	(6,592)	15,226	(34,840)

Net cash (outflow) / inflow from investing activities	(7,028)	13,854	(34,590)
Cash flows from financing activities			
Proceeds from the issue of share capital	3,521	440	187
Net purchase of own shares held under trust	(252)	-	-
Interest paid	(4)	(316)	(254)
Repayment of borrowings and finance lease liabilities	-	(15,374)	(21)
Net cash inflow / (outflow) from financing activities	3,265	(15,250)	(88)
Net (decrease)/ increase in cash and cash equivalents	(775)	6,177	(25,669)
Cash and cash equivalents at start of period	40,839	34,524	58,067
Effect of exchange rate fluctuations on cash held	(26)	138	(19)
Cash and cash equivalents at end of period	40,038	40,839	32,379
Cash and cash equivalents at end of period	40,038	40,839	32,379
Short-term deposits at end of period	42,441	35,849	34,840
Total cash and short-term deposits at end of period	82,479	76,688	67,219

Consolidated statement of cash flows (continued)
For the period ended 1 October 2006

	9mths 2006 Period from 1 January 2006 to 1 October 2006	9mths 2005 Period from 1 January 2005 to 2 October 2005	Year ended 31 December 2005
	(Unaudited) $'000	(Unaudited) $'000	(Audited) $'000
Cash flows from investing activities			
Interest received	2,664	1,303	1,545
Acquisition of property, plant and equipment and intangible assets	(5,486)	(1,363)	(4,411)
Amounts (placed)/ withdrawn from short-term deposits	(2,601)	(34,840)	(39,840)
Net cash (outflow) / inflow from investing activities	(5,423)	(34,900)	(42,706)
Cash flows from financing activities			
Proceeds from the issue of			

share capital	4,833	934	1,403
Net purchase of own shares held under trust	(2,612)	-	-
Interest paid	(679)	(870)	(871)
Repayment of borrowings and finance lease liabilities	(15,813)	(3,193)	(3,193)
Net cash inflow / (outflow) from financing activities	(14,271)	(3,129)	(2,661)
Net (decrease) / increase in cash and cash equivalents	(1,214)	(11,287)	(2,857)
Cash and cash equivalents at start of period	41,135	44,232	44,232
Effect of exchange rate fluctuations on cash held	117	(566)	(240)
Cash and cash equivalents at end of period	40,038	32,379	41,135
Cash and cash equivalents at end of period	40,038	32,379	41,135
Short-term deposits at end of period	42,441	34,840	39,840
Total cash and short-term deposits at end of period	82,479	67,219	80,975

Notes to the financial information

1. Accounting policies - basis of preparation

This press release contains the financial information of Wolfson Microelectronics plc (the "Company") and its subsidiaries (together referred to as the "Group") for the thirteen week and thirty-nine week periods ended 1 October 2006. The Group operates a thirteen week quarter with four weeks in the first two months and five weeks in the final month of each quarter.

The financial information is prepared on the historical cost basis and is presented in United States Dollars rounded to the nearest thousand.

The financial information set out above does not constitute the company's statutory accounts. The statutory accounts for the year ended 31 December 2005, which were prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the EU, have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

This financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the year ended 31 December 2005.

2. Non-recurring charge

During the quarter it was established that share options granted to a number of

employees which vested in August 2006 under the Company's Enterprise Management Incentive Scheme were non-qualifying for tax purposes. A non-recurring charge of $5.8m ($4.0m after related corporation tax credit), of which $5.3m has already been paid, has been provided in Q3 2006 to compensate employees and disclosed as a non-recurring charge in the consolidated income statement.

3. Income tax expense

The income tax expense for the period ended 1 October 2006 reflects the estimated total effective rate on profit before taxation for the Group of approximately 27% for the year ending 31 December 2006.

4. Earnings per share

	Q3 2006 Period from 3 July 2006 to 1 October 2006 $000	Q2 2006 Period from 3 April 2006 to 2 July 2006 $000	Q3 2005 Period from 1 July 2005 to 2 October 2005 $000
Profit for the period, before non-recurring charge, attributable to equity shareholders (basic and diluted)	11,771	8,318	8,288
Non-recurring charge after tax	(4,040)	-	-
Profit for the period attributable to equity shareholders (basic and diluted)	7,731	8,318	8,288
	cents	cents	cents
Basic earnings per share before non-recurring charge	10.22	7.30	7.46
Loss per share on non-recurring charge	(3.51)	-	-
Basic earnings per share	6.71	7.30	7.46
	cents	cents	cents
Diluted earnings per share before non-recurring charge	9.86	6.98	7.10
Loss per share on non-recurring charge	(3.38)	-	-
Diluted earnings per share	6.48	6.98	7.10

4. Earnings per share cont....

	9 months 2006 Period from	9 months 2005 Period from	Year ended

	1 January 2006 to 1 October 2006 $000	1 January 2005 to 2 October 2005 $000	31 December 2005 $000
Profit for the period, before non-recurring charge, attributable to equity shareholders (basic and diluted)	27,790	15,012	29,034
Non-recurring charge after tax	(4,040)	-	-
Profit for the period attributable to equity shareholders (basic and diluted)	23,750	15,012	29,034
	cents	cents	cents
Basic earnings per share before non-recurring charge	24.35	13.62	26.26
Loss per share on non-recurring charge	(3.54)	-	-
Basic earnings per share	20.81	13.62	26.26
	cents	cents	cents
Diluted earnings per share before non-recurring charge	23.32	12.94	24.95
Loss per share on non-recurring charge	(3.39)	-	-
Diluted earnings per share	19.93	12.94	24.95

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

	Q3 2006	Q2 2006	Q3 2005
	Period from 1 January 2006 to 1 October 2006 No. of shares	Period from 1 January 2005 to 2 October 2005 No. of shares	Year ended 31 December 2005 No. of shares
Issued ordinary shares at start of period	114,174,901	113,733,652	110,736,315
Effect of shares issued during the period from from exercise of employee share options	1,007,538	280,874	296,391

Weighted average number of ordinary shares at end of period - for basic earnings per share	115,182,439	114,014,526	111,032,706
Effect of share options in issue	4,168,169	5,137,780	5,695,737
Weighted average number of ordinary shares at end of period - for diluted earnings per share	119,350,608	119,152,306	116,728,443

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

	9 months 2006 Period from 1 January 2006 to 1 October 2006 No. of shares	9 months 2005 Period from 1 January 2005 to 2 October 2005 No. of shares	Year ended 31 December 2005 No. of shares
Issued ordinary shares at start of period	112,414,560	108,389,915	108,389,915
Effect of shares issued during the period from exercise of employee share options	1,733,623	1,830,777	2,160,924
Weighted average number of ordinary shares at end of period - for basic earnings per share	114,148,183	110,220,692	110,550,839
Effect of share options in issue	5,026,529	5,828,882	5,829,416
Weighted average number of ordinary shares at end of period - for diluted earnings per share	119,174,712	116,049,574	116,380,255

This information is provided by RNS
The company news service from the London Stock Exchange

END



Close

Regulatory Announcement

Go to market news section

Free annual report 

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Block Listing Return
Released	07:00 17-Oct-06
Number	5392K




wolfson

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 17 October 2006

Name of *applicant*:		Wolfson Microelectronics plc	
Name of scheme:		1995 Wolfson Microelectronics plc First Executive Share Option Scheme, 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme, 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme, 2003 Wolfson Microelectronics plc Executive Share Option Scheme A, 2003 Wolfson Microelectronics plc Executive Share Option Scheme B, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B	
Period of return:	From:	17 April 2006	To: 16 October 2006
Balance under scheme from previous return:		8,223,763	
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		2003 Wolfson Microelectronics plc All Employee Share Option Scheme A: 755,000 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B: 881,410 Total: 1,636,410	
Number of *securities* issued/allotted under scheme during period:		1995 Wolfson Microelectronics plc First Executive Share Option Scheme: Nil 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme: 1,940,300 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme: 1,002,700 2003 Wolfson Microelectronics plc Executive Share Option Scheme A: Nil 2003 Wolfson Microelectronics plc Executive Share Option Scheme B: Nil 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A: 39,088 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B: 36,502 **Total: 3,018,590**	

Balance under scheme not yet issued/allotted at end of period	6,841,583
Number and *class* of *securities* originally listed and the date of admission	101,755,315 ordinary shares – 21 October 2003 8,661,000 ordinary shares - 20 April 2005
Total number of *securities* in issue at the end of the period	116, 752, 242

Name of contact:	Fiona Murdoch
Address of contact:	Westfield House, 26 Westfield Road, Edinburgh EH11 2QB
Telephone number of contact:	0131 272 7000

SIGNED BY George Elliott
Director
for and on behalf of
Wolfson Microelectronics plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

Close



Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	12:45 16-Oct-06
Number	5142K



WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
16 October 2006

Section 198 Notification

The Company was notified on 16 October 2006 by Fidelity Investments on behalf of FMR Corp. ('FMR') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ('FMRCO') and on behalf of Fidelity International Limited ('FIL') and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ('FISL') and Fidelity Pension Management ('FPM'), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 4,353,881 ordinary shares in the Company ('Shares'), representing 3.72% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL.

The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Northern Trust London	FPM	144,500
JP Morgan, Bournemouth	FPM	99,800
State Str Bk and Tr Co Ldn	FPM	37,100
Brown Bros Harriman and Co	FMRCO	750,000
JPMorgan Chase Bank	FMRCO	1,661,700
State Street Bank and Tr Co	FMRCO	50,000
JP Morgan, Bournemouth	FISL	1,173,957
Brown Bros Harrimn Ltd Lux	FIL	364,424
JP Morgan, Bournemouth	FIL	72,400
Total Ordinary Shares		**4,353,881**

END

Close

Regulatory Announcement

Go to market news section

Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	S198 Notification
Released	11:48 11-Oct-06
Number	2980K

RNS Number:2980K
Wolfson Microelectronics PLC
11 October 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
11 October 2006

Section 198 Notification

The Company was notified on 11 October 2006 by Fidelity Investments on behalf of FMR Corp. ('FMR') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ('FMRCO') and on behalf of Fidelity International Limited ('FIL') and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ('FISL') and Fidelity Pension Management ('FPM'), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 5,819,541 ordinary shares in the Company ('Shares'), representing 4.98% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL.

The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
N/A	N/A	547,800
Northern Trust London	FPM	144,500
JP Morgan, Bournemouth	FPM	99,800
State Str Bk and Tr Co Ldn	FPM	37,100
Brown Bros Harriman and Co	FMRCO	1,816,684
JPMorgan Chase Bank	FMRCO	1,113,900
Northern Trust Co	FMRCO	385,400
State Street Bank and Tr Co	FMRCO	50,000
JP Morgan, Bournemouth	FISL	1,173,957
Brown Bros Harrimn Ltd Lux	FIL	378,000
JP Morgan, Bournemouth	FIL	72,400
Total Ordinary Shares		5,819,541

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED
2006 OCT 31 P 2:20

Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Block Listing Application
Released	07:00 09-Oct-06
Number	1369K

RNS Number:1369K
Wolfson Microelectronics PLC
09 October 2006

Wolfson Microelectronics plc
Block listing Application

Edinburgh, 9th October 2006: Wolfson Microelectronics plc (LSE:WLF.L) ("the Company") announces that it has today made a block listing application for the admission of 1,636,410 ordinary shares of 0.1 pence each (the "Shares") to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

It is expected that admission to listing and trading of the Shares will commence on 10th October 2006.

The Shares will rank pari passu with the existing ordinary shares of 0.1 pence each in the share capital of the Company and may be issued pursuant to the following share option schemes:

Share option scheme	Shares
2003 Wolfson Microelectronics plc All Employee Share Scheme Part A	755,000
2003 Wolfson Microelectronics plc All Employee Share Scheme Part B	881,410
Total	1,636,410

Contact: Fiona Murdoch, Company Secretary
Tel: 0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	17:08 06-Oct-06
Number	1259K

RNS Number:1259K
Wolfson Microelectronics PLC
06 October 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")

6 October 2006

Section 198 Notification

The Company was notified on 6 October 2006 by Fidelity Investments on behalf of FMR Corp. ('FMR') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ('FMRCO') and on behalf of Fidelity International Limited ('FIL') and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ('FISL') and Fidelity Pension Management ('FPM'), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 6,937,847 ordinary shares in the Company ('Shares'), representing 5.94% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL.

The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Northern Trust London	FPM	163,400
JP Morgan, Bournemouth	FPM	99,800
State Str Bk and Tr Co Ldn	FPM	32,100
JP Morgan, Bournemouth	FPM	554,290
Brown Bros Harriman and Co	FMRCO	2,800,000
JPMorgan Chase Bank	FMRCO	1,113,900
Northern Trust Co	FMRCO	500,000
State Street Bank and Tr Co	FMRCO	50,000
JP Morgan, Bournemouth	FISL	1,173,957
Brown Bros Harrimn Ltd Lux	FIL	378,000
JP Morgan, Bournemouth	FIL	72,400
Total Ordinary Shares		6,937,847

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	10:42 03-Oct-06
Number	8523J

RNS Number:8523J
Wolfson Microelectronics PLC
03 October 2006

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")

3 October 2006

Section 198 Notification

The Company was notified on 2 October 2006 by AEGON UK plc Group of Companies (''Aegon''), pursuant to s. 198 Companies Act 1985, that its interest in the Company is 4,352,173 ordinary shares in the Company representing 3.72% of the issued share capital of the Company. ''Aegon'' means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK Ltd, AEGON Investment Management UK Ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited all having a place of business at Edinburgh Park, Edinburgh EH12 9SE. The shareholding is registered in the name of Citibank Nominees Limited.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Q3 Results
Released	07:00 03-Oct-06
Number	8338J

RNS Number:8338J
Wolfson Microelectronics PLC
03 October 2006

3rd October 2006

Wolfson Microelectronics plc

Notification of Q3 Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Group's third quarter results for the period to 1st October 2006 on Tuesday, 24th October 2006.

On the day, David Milne, CEO and George Elliott, CFO will be hosting a conference call for analysts at 9.00 a.m. There will be a live audio webcast of the conference call and also an archive copy made available after the event. The audio webcast can be accessed via www.wolfsonmicro.com/investor

Enquiries:

Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	12:33 02-Oct-06
Number	7889J

wolfson microelectronics

RNS Number:7889J
Wolfson Microelectronics PLC
02 October 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")

2 October 2006

Section 198 Notification

The Company was notified on 29 September 2006 by Fidelity Investments on behalf of FMR Corp. ('FMR') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ('FMRCO') and Fidelity Management Trust Company ('FMTC')) and on behalf of Fidelity International Limited ('FIL') and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ('FISL'), Fidelity Gestion ('FIGEST'), Fidelity Investments Advisory (Korea) Limited ('FIA(K)L'), Fidelity Investments Management (Hong Kong) Limited ('FIMHK'), Fidelity Pension Management ('FPM'), Fidelity Investments Japan (FIJ) and Fidelity Investments International ('FII')), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 8,029,387 ordinary shares in the Company ('Shares'), representing 6.88% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL.

The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Northern Trust London	FPM	163,400
JP Morgan, Bournemouth	FPM	99,800
State Str Bk and Tr Co Ldn	FPM	32,100
State Str Bk and Tr Co	FMTC	18,340
Brown Bros Harriman and Co	FMRCO	3,861,400
JPMorgan Chase Bank	FMRCO	1,671,190
Northern Trust Co	FMRCO	500,000
State Street Bank and Tr Co	FMRCO	50,000
JP Morgan, Bournemouth	FISL	1,173,957
Brown Bros Harrimn Ltd Lux	FIL	378,000
JP Morgan, Bournemouth	FIL	72,400
State Str Bk and Tr Co	FCL	8,800
Total Ordinary Shares		8,029,387

END

Close


wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

4th October 2006

UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

By fax and by post

Dear Sirs

Wolfson Microelectronics plc
Application for block listing of 1,636,410 ordinary shares of 0.1 pence each

I enclose originals of the documents below which were sent to you by fax today:

1. Application for a listing hearing
2. FSA application form for admission of securities to the Official List
3. Copy Form 1
4. Announcement
5. Exemptions letter (no public offer)

I also enclose our cheque for £225.00.

If you require any further information, please do not hesitate to contact me.

Yours sincerely

Fiona Murdoch
Company Secretary

Enc:

Direct line: 0131 272 7428

Financial Services Authority



APPLICATION FOR LISTING HEARING

To: The *FSA*

Date: 4th OCTOBER 2006

WOLFSON MICROELECTRONICS PLC (the *applicant*) hereby applies for the hearing date of 9th OCTOBER 2006, in respect to details of the issuance that is described below.

Details of the Issuance

Type of Issuance (e.g. equity /debt etc..) EQUITY

Amount 1,636,410 ORDINARY SHARES OF 0.1p EACH

Specifics of the issuance

BLOCK LISTING IN RESPECT OF 2003 WOLFSON MICROELECTRONICS ALL EMPLOYEE SHARE OPTION SCHEMES PARTS A AND B:
PART A – 755,000, PART B – 881,410

NB. THE LISTING APPLICATIONS TEAM WILL NOT CONTACT YOU TO CONFIRM THE HEARING HAS BEEN BOOKED. CONFIRMAITON CAN BE SOUGHT BY PHONING THE UKLA HELPDESK, AND SELECTING OPTION 3.

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST

This form should be suitably amended for an *applicant* which is not a public limited company.

Admission to the *official list* will be simultaneous with *admission to trading* on an *RIE*'s market for listed securities. You will need to complete a separate application form to apply for trading on a *RIE.*

To: The *FSA*

Date: 4th October 2006

Wolfson Microelectronics plc (the *applicant*) hereby applies for the *securities* described below to be admitted to the *official list* of the *FSA*.

COMPLETE AS APPROPRIATE:

Details of *equity shares* already *admitted* to the *official list*:			
Authorised		Denomination	Issued and paid up
121,957,415	in	Ordinary shares of 0.1 pence	116, 752, 242
£121,957			£116,752
Details and the legal description of *securities* for which this application is being made:			
Authorised		Denomination	Issued and paid up (inclusive of present value)
1,636,410	in	Ordinary shares of 0.1 pence	0
£1,636.41			£nil
Nominal value		Redemption date	Coupon
£			

Amounts and descriptions of *securities* for which application is now being made (include distinctive numbers if any) where the *securities* are to be issued under a programme, give a description of the programme and the maximum amount of *securities* which may be *listed* at any one time:
1,636,410 ordinary shares of 0.1 pence each relating to the following share option schemes:

Share option scheme

2003 Wolfson Microelectronics plc All Employee Scheme Part A	755,000
2003 Wolfson Microelectronics plc All Employee Scheme Part B	881,410
Total	1,636,410

Type of issue for which application is being made:
Block listing

Please specify where the *applicant* is listed and the nature of the listing:
Primary: London Stock Exchange, full listing
~~Secondary~~

Please specify on which *markets* the *applicant* has applied to have its *securities* traded:
Main market

Information to be provided by a Public Sector Issuer of an EEA State that seeks admission of debt securities	
Series Number:	
Issue Price:	
Specified Denominations:	
Issue Date:	
Maturity Date:	
Form of Securities:	Bearer/Registered
Listing:	
ISIN:	

Confirmation

We acknowledge our obligations arising under the *listing rules* and the legal implications of *listing* under the Financial Services and Markets Act 2000. Accordingly, we confirm that:

(a) all the conditions for *listing* in the *listing rules* which are required to be fulfilled before the application have been fulfilled in relation to the *issuer* and the *securities* for which application is now made;

(b) all information required to be included in the *prospectus/listing particulars* has been included or, if the final version has not yet been submitted (or approved), will be included before it is submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in line with the *listing rules* and all other requirements of the *FSA* in respect of the application have been or will be complied with.

We undertake to comply with the *listing rules* so far as applicable to the *issuer*.

We undertake to comply with all applicable continuing obligations.

We acknowledge the obligation to comply with the requirement to publish a *supplementary prospectus* or *supplementary listing particulars* if, at any time after a *prospectus* or *listing particulars* have been approved and before dealings in any *securities* covered by this application begin, the *issuer* becomes aware that a significant new factor, material mistake or inaccuracy has arisen or has been noted in relation to the information included in the *prospectus* or *listing particulars*.

SIGNED BY ______________________________

Director/~~company secretary~~/~~suitably experienced~~ ~~*employee*~~/~~duly authorised officer,~~ for and on behalf of:

Wolfson Microelectronics plc
Name of *applicant*

Application to be heard on:	9th October 2006
Admission expected to be effective on:	10th October 2006

Name(s) of contact(s) at *applicant* regarding the application:	Fiona Murdoch
Telephone number(s) of contact(s) at *applicant* regarding the application:	0131 272 7428

Additional Information

Details of how fees have been paid	
Method	Amount and date
Cheque	£225.00, dated 26 September 2006
BAC's/CHAP's (reference details required)	
Credit Card	
FTSE Classification (if known)	
FTSE Indices (if known)	

Countries of Secondary Listing (if applicable)	
Accounting Standards used	
Auditing Standards used	

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



London **STOCK EXCHANGE**

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

The submission of Form 1 shall be provisional. Formal application will only be deemed to be made when a Prospectus relating to the securities to be admitted to trading has been approved and published.

If the transaction is a new issue, all fields must be completed. We request that this form arrives no later than **10 business days prior** to the consideration of the application for admission to trading. This is to enable the information marked with an asterisk (*) to be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286.**

Formal application and an application for further issues is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading. **Please note that the fields marked with an (*) asterisk do not need to be completed**.

The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 4310**.

Application to be considered on (date):	9th October 2006
Dealings expected to commence on (date):	10th October 2006

1. Full legal name of issuer: Wolfson Microelectronics plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* Country of incorporation:

3.* Home EEA competent authority for listing ***(if not UKLA)*****:**

a. **Will the securities also be admitted to the Official List of the UKLA?** YES/NO

b. **If appropriate, has the "passport" been lodged with the UKLA?** YES/NO

4. a. Type of issue for which application is being made:
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Block listing

b. **If appropriate, are the securities to be admitted to the Professional Securities Market?** YES/NO

5.* **Expected size of offer (£m):**

6.* **Expected market cap. post issue :**

7. **Amount and full description of each class of security for which application is now being made:**

(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

1,636,410 ordinary shares of 0.1 pence each relating to the following share option schemes:

Share option scheme	
2003 Wolfson Microelectronics plc All Employee Scheme Part A	755,000
2003 Wolfson Microelectronics plc All Employee Scheme Part B	881,410

8. **Are the securities for which application is now made identical ** in all respects**

a. **with each other?** YES/~~NO~~

b. **with an existing class of security?** YES/~~NO~~

**** If you answered *NO* to either question how do the securities differ and when will they become identical?**

Note in relation to Question 8:

** **identical** means in this context:

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

9. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

Date: N/A

10. **Please indicate whether the certificates are in registered or bearer form:**

REGISTERED/BEARER

11. **Default place of settlement (system):**

12. **Issuer details:**

a. **Contact name:** Fiona Murdoch

b. **Job Title:** Company Secretary

c. **Telephone Number:** 0131 272 7428

d. **Email address:** fiona.murdoch@wolfsonmicro.com

13. Invoicing – Value Added Tax (VAT)

*To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following **mandatory** section:*

a. **Country of Principal Place of Business (PPB):** UK

NB: PPB is usually the head office, headquarters or 'seat' from which business is run.

b. **Is the Issuer registered for VAT in the UK?** YES: [X] NO: [ ]

c. **Is the Issuer registered for VAT in another EC country?** YES: [ ] NO: [X]

d. **If YES, please confirm EC VAT registration number:** [ ]

NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being charged on admission and annual fees.

14.* Brief description of business:

Please tick if any of the following business activities apply:

- [ ] Computer hardware, semiconductors, telecommunications equipment, computer services, internet, software
- [ ] Specialist pharmaceuticals, diagnostics, medical technology, drug delivery

15.* Directors *(names, job-titles, executive/non-executive status)*:

16.* Fiscal year end:

17. Sponsor/ Lead manager / Adviser (if applicable):

a. Contact name:
b. Telephone Number:
c. Email address:

18.* **Sponsor:**

19.* **Corporate Broker:**

20.* **Financial PR advisors:**

21.* **Address at which admission document will be available:**

22.* **Date available:**

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

(d) We shall pay applicable admission fee and annual.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed:		**Print Name:**	George Elliott
Job Title:	**Finance Director**	**Date:**	4th October 2006

Sighed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of issuer: Wolfson Microelectronics plc

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.

Wolfson Microelectronics plc
Block listing Application

Edinburgh, 9th October 2006: Wolfson Microelectronics plc (LSE:WLF.L) ("the Company") announces that it has today made a block listing application for the admission of 1,636,410 ordinary shares of 0.1 pence each (the "Shares") to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

It is expected that admission to listing and trading of the Shares will commence on 10th October 2006.

The Shares will rank pari passu with the existing ordinary shares of 0.1 pence each in the share capital of the Company and may be issued pursuant to the following share option schemes:

Share option scheme	Shares
2003 Wolfson Microelectronics plc All Employee Share Scheme Part A	755,000
2003 Wolfson Microelectronics plc All Employee Share Scheme Part B	881,410
Total	1,636,410

Contact: Fiona Murdoch, Company Secretary
Tel: 0131 272 7000



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

4th October 2006

UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Dear Sirs

Wolfson Microelectronics plc

We refer to our application for a block listing of 1,636,410 ordinary shares of 0.1 pence each pursuant to our 2003 Wolfson Microelectronics plc All Employee Share Schemes Parts A and B and confirm that:

1. There will not be any offer of the securities to the public and therefore no prospectus is required; and
2. We hereby confirm under Listing Rule 3.3.2(2)(c) that in relation to the request for admission to trading of the securities, a prospectus is not required to be published by the Prospectus Directive in accordance with the following exemption:

   - the shares are transferable securities offered, allotted or to be allotted to existing or former directors or employees by their employer or an affiliated undertaking, and the transferable securities are of the same class as the transferable securities already admitted to trading on the London Stock Exchange and a document containing the information on the number and nature of the transferable securities and the reasons for and detail of the offer is enclosed (Prospectus Rule 1.2.3(6)).

We also confirm that Wolfson Microelectronics plc will not make an offer of transferable securities to the public of, or admit to trading on a regulated market in the UK, the securities which are the subject of the application until those securities are admitted to the Official List.

Yours faithfully

Fiona Murdoch
Company Secretary

For and on behalf of Wolfson Microelectronics plc

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 17 October 2006

<table>
<tr><td colspan="2">Name of applicant:</td><td colspan="3">Wolfson Microelectronics plc</td></tr>
<tr><td colspan="2">Name of scheme:</td><td colspan="3">1995 Wolfson Microelectronics plc First Executive Share Option Scheme, 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme, 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme, 2003 Wolfson Microelectronics plc Executive Share Option Scheme A, 2003 Wolfson Microelectronics plc Executive Share Option Scheme B, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B</td></tr>
<tr><td>Period of return:</td><td>From:</td><td>17 April 2006</td><td>To:</td><td>16 October 2006</td></tr>
<tr><td colspan="2">Balance under scheme from previous return:</td><td colspan="3">8,223,763</td></tr>
<tr><td colspan="2">The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:</td><td colspan="3">2003 Wolfson Microelectronics plc All Employee Share Option Scheme A: 755,000
2003 Wolfson Microelectronics plc All Employee Share Option Scheme B: 881,410
Total: 1,636,410</td></tr>
<tr><td colspan="2">Number of securities issued/allotted under scheme during period:</td><td colspan="3">1995 Wolfson Microelectronics plc First Executive Share Option Scheme: Nil
1995 Wolfson Microelectronics plc Second Executive Share Option Scheme: 1,940,300
2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme: 1,002,700
2003 Wolfson Microelectronics plc Executive Share Option Scheme A: Nil
2003 Wolfson Microelectronics plc Executive Share Option Scheme B: Nil
2003 Wolfson Microelectronics plc All Employee Share Option Scheme A: 39,088
2003 Wolfson Microelectronics plc All Employee Share Option Scheme B: 36,502
Total: 3,018,590</td></tr>
<tr><td colspan="2">Balance under scheme not yet issued/allotted at end of period</td><td colspan="3">6,841,583</td></tr>
<tr><td colspan="2">Number and class of securities originally listed and the date of admission</td><td colspan="3">101,755,315 ordinary shares – 21 October 2003
8,661,000 ordinary shares - 20 April 2005</td></tr>
<tr><td colspan="2">Total number of securities in issue at the end of</td><td colspan="3">116, 752, 242</td></tr>
</table>

the period	

Name of contact:	Fiona Murdoch
Address of contact:	Westfield House, 26 Westfield Road, Edinburgh EH11 2QB
Telephone number of contact:	0131 272 7000

SIGNED BY George Elliott
Director
for and on behalf of
Wolfson Microelectronics plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.